

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2010

<u>Via U S Mail and FAX [(817) 224-3601]</u>

Charles Michel
Chief Financial Officer
Entech Solar, Inc.
13301 Park Vista Boulevard, Suite 100
Fort Worth, Texas 76177

> **Re:** **Entech Solar, Inc.**
> **Form 8-K for Item 4.01**
> **Filed August 19, 2010**
> **File No. 001-34592**

Dear Mr. Michel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

<u>Form 8-K Filed August 19, 2010</u>

1. Please expand the second paragraph to include fiscal 2008, as required by Item 304(a)(2) of Regulation S-X.

2. Please revise the third paragraph to address the audit report for fiscal 2008, and to state that the reports on 2009 and on 2008 were modified to express substantial

doubt about the company's ability to continue as a going concern. Please see the requirement in Item 304(a)(1)(ii) of Regulation S-X.

3. Please file an amendment to Form 8-K with these revisions, and include a new letter from your previous accountants in Exhibit 16 which addresses the revised disclosures in the amendment.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief